REGI U.S., INC.
REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.regtech.com

NEWS RELEASE

REGI U.S., Inc.
(the “Company” or “REGI”)

REGI U.S., INC. / REG TECHNOLOGIES INC. Release Progress Report on
RADMAX® Compressor/Expander Testing

For Immediate Release: September 18, 2007. Vancouver, BC - REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) and Reg Technologies, Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) today announced the following RadMax® product development status:

Robert Grisar, Vice President of Engineering reports:

  Completed design of prototype of RadMax® compressor and expander hardware and released drawings to manufacturing.
  Completed design and fabrication of oil seal testing device to rapidly evaluate and qualify proprietary RadMax® oil seals for pump, compressor, and engine applications.
  Arranged for facility to support testing and recording of compressor and expander performance metrics.

Lynn Petersen, Vice President of Marketing for REGI U.S., Inc., has identified strategic interested companies in the automotive, aerospace, oil & gas, marine, and other industries, and is completing RadMax® technology presentations to them.

Lynn Petersen, states, “Presentations made to date have been met with enthusiastic interest in our technology, and our goal for a license agreement and/or a joint venture agreement looks favorable for this year.”

About REGI U.S., Inc.

REGI U.S., Inc. owns the U.S. rights to the Rand Cam™/RadMax® rotary technology used in the revolutionary design of light weight and high efficiency engines, compressors and pumps. The RadMax® engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and parent company Reg Technologies Inc. are currently designing and testing prototype RadMax®

diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contacts:	REGI U.S., Inc
John Robertson, 1-800-665-4616

Forward-Looking Statements

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.